FORM 6_K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16
Of the Securities Exchange Act of 1934

For the Month of April 2003

<u>SAMEX MINING CORP.</u>

<u>301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3</u>

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u>X</u> Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



SAMEX
SAMEX MINING CORP.

2002 ANNUAL REPORT

For The Year Ended

November 30, 2002

SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com

SAMEX MINING CORP.
2002 ANNUAL REPORT

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended: November 30, 2002
Date of Report: April 7, 2003

Name of Issuer: SAMEX Mining Corp.
Issuer Address: #301 - 32920 Ventura Ave.
         Abbotsford, BC V2S 6J3
Issuer Fax Number: (604) 879-9930
Issuer Phone Number: (604) 870-9920

Contact Person: Jeffrey Dahl
Contact Position: President
Contact Telephone Number: (604) 870-9920
Website: www.samex.com

CERTIFICATE

The *Three* schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: "*Jeffrey P. Dahl*"   Date Signed: April 7, 2003

Director's Name: "*Larry D. McLean*"   Date Signed: April 7, 2003

S A M E X   M I N I N G   C O R P.

CORPORATE HIGHLIGHTS FOR 2002

- Bought-Back 40% Joint Venture Interest in Eskapa Property
- Compiled Comprehensive Exploration Report & Drilling Recommendations for Eskapa Property
- Evaluated Gold & Silver Prospects in Chile & Argentina
- Secured $1,058,430 by Private Placement & Warrant Exercise to Fund Company Activities
- Eliminated Debt of $140,890 Through Shares-For-Debt Settlement
- Sponsored GATA (Gold Anti-Trust Action Committee) Website in Chinese Language

FOR DETAILS TURN TO:

SCHEDULE A – *AUDITOR'S REPORT, FINANCIAL STATEMENTS*

SCHEDULE B - *SUPPLEMENTARY INFORMATION*

SCHEDULE C – *PRESIDENT'S LETTER, MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS, MINERAL PROPERTIES, NEWS RELEASES*

SAMEX Mining Corp. is exploring the mineral-rich Cordillera of Bolivia, Chile and Argentina. This prolific mining belt hosts some of the world's largest ore bodies.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia
Epithermal Gold-Silver Prospect

EL ZORRO – Chile
Gold Prospects

ESKAPA - Bolivia
Epithermal Gold-Silver, Copper Prospects

SANTA ISABEL - Bolivia
Zinc-Silver-Lead-Indium-Copper-Gold Targets

WALTER - Bolivia
Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth

WARA WARA - Bolivia
Sediment-Hosted Zinc-Silver-Lead-Copper Targets

YARETANI - Bolivia
Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: **SXG**
SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: **SMXMF**

See **www.samex.com** for news releases and additional information.

SAMEX

SCHEDULE A

see

AUDITORS' REPORT
&
FINANCIAL STATEMENTS

(16 pages)

SUPPLEMENTARY INFORMATION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2002

<u>Shares-For-Debt Settlement</u> - The Company settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the debt was owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement.   (News Release No. 1-02 dated January 11, 2002)

<u>Private Placement #25</u> - During the first quarter, SAMEX received $300,000 in share subscription funds for a private placement that was completed subsequent to the quarter.

<u>SECURITIES ISSUED DURING FIRST QUARTER - December 1, 2001 to February 28, 2002</u>

Outstanding shares at November 30, 2001 - 41,000,881

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jan 4/02	Common Shares	Shares-For-Debt	1,408,900	deemed $0.10	debt settlement	Settled Debt of $140,890	N/A

Outstanding shares at February 28, 2002 - 42,409,781

<u>Directors And Officers Of The Company</u> - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2002

<u>Private Placement #25</u> - SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000 ($300,000 of which was received as share subscription funds in the first quarter). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued on March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

<u>Portion Of Promissory Note Converted To Units - Promissory Note Debt Reduced - Interest Payment </u> - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and the warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (See "Notes Payable" in Financial Statement)

<u>Exercise Of Warrants</u> - During the quarter, warrants were exercised ("Warrant Ex") for the purchase of 2,979,000 shares for proceeds of $601,900 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING SECOND QUARTER - March 1 to May 31, 2002

Outstanding shares at February 28, 2002 - 42,409,781

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Mar 4/02	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
March 5/02	Shares	Private Placement	2,120,000	$0.15	$318,000	Cash	Compensation $12,000 &
	Warrants		2,120,000				80,000 Units
March 5/02	Shares	Issued For Services	80,000	deemed $0.15	NIL	Compensation For Fiscal Advisory	re: above Compensation
	Warrants		80,000			Services	
Mar 11/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Mar 19/02	Shares	Warrant Ex	10,000	$0.25	$2,500	Cash	N/A
Mar 20/02	Shares	Warrant Ex	24,000	$0.25	$6,000	Cash	N/A
Mar 20/02	Shares	Warrant Ex	50,000	$0.15	$7,500	Cash	N/A
Mar 21/02	Shares	Warrant Ex	17,500	$0.25	$4,375	Cash	N/A
Mar 21/02	Shares	Warrant Ex	20,000	$0.20	$4,000	Cash	N/A
Mar 21/02	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Mar 21/02	Shares	Warrant Ex	30,000	$0.12	$3,600	Cash	N/A
Mar 25/02	Shares	Warrant Ex	179,000	$0.20	$35,800	Cash	N/A
Mar 25/02	Shares	Warrant Ex	25,000	$0.25	$6,250	Cash	N/A
Mar 26/02	Shares	Warrant Ex	100,000	$0.10	$10,000	Cash	N/A
Mar 27/02	Shares	Warrant Ex	25,000	$0.20	$5,000	Cash	N/A
Mar 27/02	Shares	Warrant Ex	300,000	$0.20	$60,000	Cash	N/A
Mar 28/02	Shares	Warrant Ex	40,000	$0.20	$8,000	Cash	N/A
Apr 1/02	Shares	Convert Portion of	250,000	$0.40	$100,000 of Debt	Promissory Note Converted to	N/A
	Warrants	Promissory Note	250,000		Eliminated	Share/Warrants Units	
Apr 3/02	Shares	Warrant Ex	16,000	$0.25	$4,000	Cash	N/A
Apr 4/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Apr 4/02	Shares	Warrant Ex	200,000	$0.20	$40,000	Cash	N/A
Apr 4/02	Shares	Warrant Ex	100,000	$0.20	$20,000	Cash	N/A
Apr 10/02	Shares	Warrant Ex	100,000	$0.25	$25,000	Cash	N/A
Apr 11/02	Shares	Warrant Ex	105,000	$0.20	$21,000	Cash	N/A
Apr 15/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Apr 16/02	Shares	Warrant Ex	107,000	$0.20	$21,400	Cash	N/A
Apr 17/02	Shares	Warrant Ex	67,500	$0.25	$16,875	Cash	N/A
Apr 18/02	Shares	Warrant Ex	15,000	$0.25	$3,750	Cash	N/A
Apr 18/02	Shares	Warrant Ex	20,000	$0.25	$5,000	Cash	N/A
Apr 18/02	Shares	Warrant Ex	30,000	$0.25	$7,500	Cash	N/A
Apr 20/02	Shares	Warrant Ex	25,000	$0.25	$6,250	Cash	N/A
Apr 20/02	Shares	Warrant Ex	250,000	$0.25	$62,500	Cash	N/A
Apr 25/02	Shares	Warrant Ex	110,000	$0.20	$22,000	Cash	N/A
Apr 30/02	Shares	Warrant Ex	105,000	$0.20	$21,000	Cash	N/A
May 9/02	Shares	Warrant Ex	62,000	$0.20	$12,400	Cash	N/A
May 23/02	Shares	Warrant Ex	125,500	$0.20	$25,100	Cash	N/A
May 28/02	Shares	Warrant Ex	200,000	$0.15	$30,000	Cash	N/A
May 29/02	Shares	Warrant Ex	280,500	$0.20	$56,100	Cash	N/A
May 31/02	Shares	Warrant Ex	50,000	$0.15	$7,500	Cash	N/A

Outstanding shares at May 31, 2002 - 47,838,781

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann -

Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Stock Options Granted - On March 19, 2002, SAMEX granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. The new options are in addition to 2,460,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares. 1,300,000 of the new options were granted to Directors/Officers of the Company.

THIRD QUARTER – FOR THE PERIOD ENDED AUGUST 31, 2002

Warrants Exercised - During the third quarter, warrants were exercised ("Warrant Ex") for the purchase of 543,400 shares for proceeds of $102,380 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE THIRD QUARTER – June 1 to August 31, 2002

Outstanding shares at May 31, 2002 -   47,838,781

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
June 4/02	Shares	Warrant Ex	113,400	$0.20	$22,680	Cash	N/A
Jun 11/02	Shares	Warrant Ex	139,000	$0.20	$27,800	Cash	N/A
Jun 24/02	Shares	Warrant Ex	100,000	$0.15	$15,000	Cash	N/A
Jun 27/02	Shares	Warrant Ex	26,000	$0.15	$3,900	Cash	N/A
Aug 8/02	Shares	Warrant Ex	100,000	$0.20	$20,000	Cash	N/A
Aug 8/02	Shares	Warrant Ex	15,000	$0.20	$3,000	Cash	N/A
Aug 9/02	Shares	Warrant Ex	50,000	$0.20	$10,000	Cash	N/A

Outstanding shares at August 31, 2002 - 48,382,181

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

FOURTH QUARTER – FOR THE PERIOD ENDED NOVEMBER 30, 2002

Stock Options Granted - On September 12, 2002, SAMEX granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Consultants related to SAMEX's exploration activities in the country of Chile were granted 175,000 of the options. A director/officer of the Company was granted 100,000 of the options.

Stock Options Granted – On November 12, 2002, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007.   The option was granted to a consultant related to SAMEX's ongoing exploration and acquisition activities in the country of Chile.

Shares Issued For Buy-Back Of Interest In Eskapa Property - SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights to a 40% interest that had been earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.   Consideration for the buy-back was $50,000 cash and the issuance of 200,000 SAMEX shares to Chalice. The 200,000 shares (at a deemed price of $0.25 per share) were issued November 4, 2002 and are subject to a hold period until November 5, 2003.

Warrants Exercised – During the fourth quarter, warrants were exercised for the purchase of 241,000 shares for proceeds of $36,150 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FOURTH QUARTER – September 1 to November 30, 2002

Outstanding shares at August 31, 2002 – 48,382,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Sept 25/02	Shares	Warrant Ex	102,500	$0.15	$15,375	Cash	N/A
Oct 3/02	Shares	Warrant Ex	92,500	$0.15	$13,875	Cash	N/A
Nov 4/02	Shares	buy-back of interest in Eskapa Property	200,000	Deemed $0.25	-	Partial payment for buy-back of interest in Eskapa Property	N/A
Nov 29/02	Shares	Warrant Ex	46,000	$0.15	$6,900	Cash	N/A

Outstanding shares at Nov. 30, 2002 – 48,823,181

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Incentive Share Options – At November 30, 2002 there were Incentive Share Options outstanding to acquire a total of 4,265,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005

Patricio Kyllmann	March 19, 2002	200,000	$0.20	March 19, 2007
Jeffrey Dahl	March 19, 2002 Sept. 12, 2002	200,000 100,000	$0.20 $0.20	March 19, 2007 Sept. 12, 2007
Robert Kell	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	March 19, 2002	100,000	$0.20	March 19, 2007
Dale Dobson	March 19, 2002	30,000	$0.20	March 19, 2007
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	50,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002	50,000	$0.20	Nov. 12, 2007
TOTAL OPTIONS		**4,265,000**		

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2002

Warrants Exercised – During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000 as detailed in the following table of securities issued.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000 as detailed in the following table of securities issued.

SECURITIES ISSUED SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2002

Outstanding shares at Nov. 30, 2002 – 48,823,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 16/02	Shares	Warrant Ex	233,000	$0.15	$34,950	Cash	N/A
Dec 27/02	Shares	Warrant Ex	289,000	$0.15	$43,350	Cash	N/A
Jan 2/03	Shares	Warrant Ex	111,000	$0.15	$16,650	Cash	N/A
Jan 2/03	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Jan 6/03	Shares	Warrant Ex	20,000	$0.15	$3,000	cash	N/A
Jan 14/03	Shares	Warrant Ex	100,000	$0.15	$15,000	Cash	N/A
Jan 17/03	Shares	Stock Option	10,000	$0.20	$2,000	Cash	N/A
Jan 17/03	Shares	Warrant Ex	500,000	$0.15	$75,000	Cash	N/A
Jan 20/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 20/03	Shares	Warrant Ex	55,000	$0.15	$8,250	Cash	N/A
Jan 22/03	Shares	Warrant Ex	300,000	$0.12	$36,000	Cash	N/A
Jan 22/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 24/03	Shares	Warrant Ex	700,000	$0.12	$84,000	Cash	N/A
Jan 24/03	Shares	Warrant Ex	4,000	$0.20	$800	Cash	N/A

Outstanding shares at April 7, 2003 – 51,665,181

Purchase of Mineral Concessions – SAMEX purchased 1,475 hectares of mineral concessions covering gold prospects in central Chile for US$50,000 cash (which has been paid). (News Releases No. 1-03 dated January 29, 2003 and No. 2-03 dated March 7, 2003)

SCHEDULE C

PRESIDENT'S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

You are the best. Thank you again for your interest and support of SAMEX's exploration efforts. Although it may have appeared to be a quiet year, we have accomplished much, and I am grateful for the consistent and patient efforts of our management team.

Throughout the year, the investment climate improved at a moderate pace. With metal prices rising and renewed interest in our sector, SAMEX was able to secure over a million dollars in funding. Our share price experienced a well deserved rally along with a corresponding increase in volume, which pleased us all.

We were delighted to restore SAMEX's 99% interest in the Eskapa property by purchasing-back the joint venture rights that had been earned by International Chalice Resources under the Eskapa Property Option Agreement. The extensive volume of data gleaned from exploration at Eskapa has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report. As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes has been recommended to test well defined target zones. We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

As many of the SAMEX stakeholders know, management tries to balance its growth objectives with the best market trend analysis we can find. This past year was seen as a great time to attempt to acquire several new exploration prospects at fire sale prices in an overlooked, but historically productive, mineral belt in central Chile.

**We were successful!**, and completed acquisition of concessions covering old goldmines and scattered gold showings in the highly prospective "El Zorro" district subsequent to the year end. I believe that as we are able to evaluate and explore the full potential of these gold prospects, our shareholders will be very pleased. We expect further acquisitions in this belt in the near future as gold and silver prices remain low enough that favourable property prices/deals are still attainable.

The year ahead holds much promise for SAMEX and it's stakeholders. Management is planning a substantial financing with the objective of drill testing our leading prospects. These properties host quality exploration targets with discovery potential for several multi-million ounce gold/silver deposits. We believe it is time to advance aggressively and anticipate a rewarding year!

Cheers for a discovery year,

"Jeffrey P. Dahl"

President

April 7, 2003

GOLD IS PRECIOUS

SCHEDULE C

MANAGEMENT DISCUSSION

FIRST QUARTER 2002 - FOR THE PERIOD ENDED FEBRUARY 28, 2002

During the first quarter, the Company was involved in financing activities, debt settlement, and in the preparation of a comprehensive exploration report on results of the Eskapa Property drill program completed during the fourth quarter of 2001.

<u>Shares-For-Debt Settlement</u> - SAMEX settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the settlement involved debt owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement. (News Release No. 1-02 dated January 11, 2002)

<u>Increase in Trading Volume and Price</u> - During the first quarter, there was a significant increase in the trading volume and price of the Company's shares which prompted a request from the CDNX. As a result, the Company issued the following News Release No. 2-02 dated February 6, 2002:

> **CORPORATE UPDATE - GOLD IS PRECIOUS** - The Canadian Venture Exchange has requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

> In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

>> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*

>> ***GOLD IS PRECIOUS*** *- Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

> In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee ([www.GATA.org]( )), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

> SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

> It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera

Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps etc. at www.samex.com).

Financing Interest - The increase in the trading volume and price of the Company's shares provided considerable interest for financing for the Company:

Private Placement #25 - During the first quarter, SAMEX received $300,000 in share subscription funds for a private placement. Subsequent to the quarter, the Company completed the private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000. The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

Eskapa Property Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. Effective February 28, 2002, the Agreement was amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest. (News Release No. 4-02 dated March 8, 2002)

Chalice Drops Option On El Desierto Property - During the quarter, International Chalice Resources notified SAMEX that it did not plan any further expenditures on the El Desierto Property in Bolivia and relinquished any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements. (News Release No. 4-02 dated March 8, 2002)

SECOND QUARTER 2002 - FOR THE PERIOD ENDED MAY 31, 2002

During the second quarter, the Company was active compiling a comprehensive exploration report on the Eskapa Property, conducting property visits and evaluations of gold, silver prospects in Chile, and completing a private placement financing.

Private Placement #25 - During the second quarter, SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000 (see details in First Quarter comments above).

Eskapa Property - A comprehensive exploration summary report is being drafted. Results of the drill program completed in the fourth quarter of 2001 have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

Generative Exploration (see News Release No.8-02 dated May 8, 2002) - In addition to the ongoing efforts in Bolivia, SAMEX has been visiting and evaluating gold, silver, copper prospects within the recognized major mineral belts of Chile and Argentina. This effort will continue to emphasize the Company's criteria of identifying and acquiring world class exploration targets, where a dominant to 100% interest can be prudently secured and evaluated. SAMEX management perceives that a bull market is developing within the precious metal sector and an aggressive approach to its exploration activities is again warranted and supported. To maximize shareholder value SAMEX maintains a disciplined approach to mineral exploration, demanding that specific targets (mineralized plumbing systems) demonstrate strong potential for the discovery of "significant economic mineralization". Other factors that are also considered in each case include; title security, environmental issues, access to water, power, transportation and markets, etc.

Argentina Gold-Silver Prospect Evaluated (see News Release No.8-02 dated May 8, 2002) - During the quarter, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina. An initial payment of US $3,000 gave SAMEX the opportunity to conducted due diligence and a property visit. After visiting and evaluating the property subsequent to the quarter, it was determined that the prospect did not meet the Company's exploration criteria. SAMEX decided not to proceed with the option and terminated the agreement effective July 12, 2002.

SAMEX Sponsors Gold Anti-Trust Web Site In Chinese Language - In continued support of the Gold Anti-Trust Action Committee ("GATA"), SAMEX was pleased to sponsor the creation, translation and hosting of a Chinese language version of the GATA web site (www.GATAChinese.org). SAMEX has been an outspoken supporter of GATA, a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA's contentions have important implications for investors within the exploration/mining sector. SAMEX is grateful for GATA's efforts and is pleased to support them with the dissemination of this important information to a large segment of the global population. (see News Release No.7-02 dated April 17, 2002)

Promissory Note Debt Reduced - Portion Of Promissory Note Converted To Units - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and the warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (See "Notes Payable" in Financial Statement)

Exercise Of Warrants - During the quarter, warrants were exercised for the purchase of 2,979,000 shares for proceeds of $601,900.

Annual General Meeting - The Annual General Meeting of the shareholders of SAMEX was held in Abbotsford. BC on May 23, 2002. The Company's six directors were again elected for the ensuing year. Directors And Officers Of The Company Are: - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Form 20-F Annual Report For The Fiscal Year Ended November 30, 2001 - SAMEX compiled its Form 20-F Annual Report (dated May 24, 2002), a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission ("SEC") to register its securities in the US (Form 20-F Registration #0-13391). Subsequent to the quarter, the Form 20-F was filed with the SEC and the NASDAQ-OTC.

Investor Relations - Meetings were held with shareholders, brokers and fund managers. Display materials were prepared for the Company's exhibit booth at the Gold Conference held in Vancouver, BC on June 5th and 6th.

Stock Options Granted - SAMEX granted 1,480,000 new stock options exercisable at $0.20 per share for a five year term expiring March 19, 2007. The new options are in addition to 2,460,000 outstanding options which are exercisable at $0.40 per share until April 19, 2005. 1,300,000 of the new options were granted to Directors/Officers of the Company.

Accounts Payable - To Related Parties – The Company was finally able to pay outstanding unpaid wages to employees who are also directors or officers of the Company. A portion of these unpaid wages had been accrued and outstanding since the years 2000 and 2001. As a result of the payment of these unpaid wages, the "Accounts Payable to Related Parties" was reduced from $236,072 at May 31, 2001, to NIL at May 31, 2002.

THIRD QUARTER 2002 - FOR THE PERIOD ENDED AUGUST 31, 2002

During the third quarter, the Company continued its compilation of an extensive exploration report on the Eskapa property in Bolivia, and also continued its evaluation of gold/silver prospects in the country of Chile.

Eskapa Property - A comprehensive exploration report is being compiled which is incorporating the results of the drill program completed in the fourth quarter of 2001. These results added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of drilling on the property. Upon completion, the report will be used to seek funding for the continuation of exploration on the property.

Generative Exploration in Chile - In addition to the ongoing efforts in Bolivia, SAMEX conducted property visits, evaluations and negotiations on gold/silver prospects in Chile. SAMEX management perceives that a bull market is developing within the precious metal sector and that an aggressive approach to its exploration and acquisition activities is again warranted and supported. Minera Samex Chile S.A. – During the quarter, the Company established a legal presence in the country of Chile by incorporating Minera Samex Chile S.A. on July 5, 2002.

Gold-Silver Prospect in Argentina Dropped - During the second quarter, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina. An initial payment of US $3,000 gave SAMEX the opportunity to conduct due diligence and a property visit. After visiting and evaluating the property during the third quarter, it was determined that the prospect did not meet the Company's exploration criteria. SAMEX decided not to proceed with the option and terminated the agreement effective July 12, 2002.

Exercise Of Warrants - During the third quarter, warrants were exercised for the purchase of 543,400 shares for proceeds of $102,380.

Investor Relations - Meetings were held with shareholders, brokers and fund managers. The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC on June 5th and 6th.

FOURTH QUARTER 2002 - FOR THE PERIOD ENDED NOVEMBER 30, 2002

During the fourth quarter, the Company continued its compilation of an extensive exploration report on the Eskapa property in Bolivia, and also continued evaluation of gold/silver prospects in the country of Chile.

Samex Buys-Back 40% Joint Venture Interest In Eskapa Property, Bolivia - SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement. Over the last several years, Chalice completed option payments to SAMEX totaling US $461,137 and earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the Eskapa property. SAMEX has purchased-back this right to a 40% interest from Chalice by:

a) paying Chalice CDN $50,000 cash ($25,000 on signing and $25,000 by October 3, 2003) and;

b) issuing 200,000 shares of SAMEX Mining Corp. to Chalice (issued November 4, 2002), and;

c) granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option Agreement with Chalice terminated. SAMEX now holds a 99% interest in any mining operations which may be established on the property, subject to Chalice's US $2,000,000 cash royalty.

Generative Exploration in Chile - In addition to the ongoing efforts in Bolivia, SAMEX conducted property visits, evaluations and negotiations on gold/silver prospects in the country of Chile.

Bonus Paid - During the fourth quarter, the Board of Directors resolved to pay a bonus to the Company's President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding the Company successfully through the past several years of extremely difficult market and financial conditions. The bonus consisted of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share.

Stock Options Granted - On September 12, 2002, SAMEX granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Consultants related to SAMEX's exploration activities in the country of Chile were granted 175,000 of the options. A director/officer of the Company was granted 100,000 of the options.

On November 12, 2002, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007. The option was granted to a consultant related to SAMEX's ongoing exploration and acquisition activities in the country of Chile.

Warrants Exercised – During the fourth quarter, warrants were exercised for the purchase of 241,000 shares for proceeds of $36,150.

Investor Relations – During the fourth quarter, information from the Company's website was translated into Chinese and hosted as a link on a Chinese language investment website. On November 23rd, the Company hosted an exhibit booth and a presentation at a Chinese Investment Conference in Richmond, BC.   Additional meetings were held with shareholders, brokers and fund managers during the quarter.

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2002

Purchase Of Concessions Covering Gold Prospects – Chile - SAMEX entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (which has been paid). Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences. SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes. During the fiscal year ended November 30, 2002, the Company was principally involved in the compilation of an extensive exploration report on the Eskapa property in Bolivia, visiting and evaluating gold/silver prospects in the countries of Chile and Argentina, and in financing activities.   Mineral interests and exploration costs for the year ended November 30, 2002 totaled $432,388 compared to $838,188 in 2001. The $432,388 includes $100,000 of re-acquisition costs related to the buy-back of a 40% interest in the Eskapa property for $50,000 cash and the issuance of 200,000 shares at a deemed price of $0.25 per share.

The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2002. Losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage. Due to the net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets or mineral properties. In order to obtain financing sufficient to continue operations, the Company will continue to seek private placement funding, and/or exploration funding for its properties.

The Company realized a net loss of $586,796 for the year ended November 30, 2002 or $0.01 per share compared to a net loss in 2001 of $1,016,564 or $0.03 per share. Costs related to "Property Claims" (annual patent fees to maintain properties) were written off on the El Desierto ($5,681), Wara Wara ($5,761), Walter ($1,353), and Yaretani ($3,389) properties since no current exploration is being conducted on these properties. At the 2002 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property. The Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,219,437 at November 30, 2002 from $1,011,907 at November 30, 2001.

The amount of cash on hand at November 30, 2002 was $200,181 as compared to $111,035 at November 30, 2001. The Company had four employees during the first half of fiscal 2002, increasing to five employees during the remainder of the year. By comparison, the Company had 14 employees during the first half of fiscal 2001, but due to market and funding restrictions, reduced to four employees by the end of 2001. Salaries, for employees who are directors or officers of the Company, totaled $341,134 for the fiscal year ended November 30, 2002. In addition, during fiscal 2002, a total of $181,129 was paid to employees who are directors or officers to cover salary owed for unpaid back-wages accrued and outstanding from the years 2000 and 2001. The Company also issued an aggregate of 895,400 shares at a price of $0.10 per share to settled debt totaling $89,540 owed to certain directors for unpaid wages or legal fees outstanding from 2001. As a result of the shares-for-debt settlement and the payment of outstanding back-wages, the "Accounts Payable to Related Parties" category in the Consolidated Balance Sheets was reduced from $236,768 at November 30, 2001 to $20,646 at November 30, 2002. This amount ($20,646), which consisted of salary for the month of November 2002 and travel/exploration expenses owed to a director/officer of the Company, was subsequently paid in December 2002. During the fiscal year ended November 30, 2002, legal fees of $32,050 were paid to a legal firm controlled by a director of the Company.

During the year, the Board of Directors resolved to pay a bonus to the Company's President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding the Company successfully through the past several years of extremely difficult market and financial conditions. The bonus consisted of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties. SAMEX raised a total of $1,058,430 through the sale of its securities during fiscal 2002 through the following private placement and exercise of warrants:

Private Placement #25 - During the second quarter of 2002, SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000.

Exercise Of Warrants - During fiscal 2002, warrants were exercised for the purchase of 3,763,400 shares for proceeds of $740,430.

Option Payment Income - Additional funding of $57,675 was also provided through option payments received from International Chalice Resources in relation to the Eskapa Property Option agreement (recorded in the Consolidated Statements of Mineral Interests and Deferred Exploration Costs - Eskapa - "Recovery of Costs").

Use of proceeds

During the fiscal year ended November 30, 2001 the Company raised an aggregate of $486,500 through three private placements, SAMEX disclosed that the intended use of proceeds was $85,000 in aggregate for exploration on the Company's mineral exploration properties and the balance for general working capital and outstanding obligations. The use of proceeds announced in 2001 was more than fulfilled as actual expenditures/exploration on mineral properties during fiscal 2001 was $838,188.

During the fiscal year ended November 30, 2002, SAMEX raised $318,000 through a private placement of 2,120,000 units at a price of $0.15 per unit. SAMEX disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital. The disclosed use of proceeds was more than fulfilled as actual expenditures/exploration on mineral properties during fiscal 2002 was $432,388.

The following provides an analysis or explanation for certain categories in the Financial Statements:

Consolidated Balance Sheet

"**Accounts Payable**" - includes general trade payables of $9,323, accounting accrual $20,000 and, a $25,000 promissory note related to the buy-back of a 40% interest in the Eskapa property.

"**Accounts Payable - To Related Parties**" - $20,646 consists of salary for November 2002 and travel/exploration expenses owed to a director/officer of the Company. This was subsequently paid in December 2002.

Consolidated Statements of Operations and Deficit

"**Mineral Interests Administration, Investigation and Evaluation**" - includes operating costs related to the Company's exploration in Bolivia, Argentina and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company). These operating costs decreased to $150,999 at November 30, 2002 as compared to $236,829 at November 30, 2001 due to a downsizing of office and staff in Bolivia.

"**Office, Supplies and Miscellaneous**" - includes rent and utilities for the Canadian corporate office, telephone, postage, couriers, office supplies, parking, mileage.

Consolidated Statement of Mineral Interests and Deferred Exploration Costs

Eskapa - "**Recovery of Costs**" - This is option payments totaling $57,675 received from International Chalice Resources in relation to the Eskapa Property Option Agreement. SAMEX conducted the exploration programs on the property, therefore the money is spent and recorded by SAMEX. This option income has been deducted in "Recovery of Costs".

Eskapa – "**Re-Acquisition Of Interest**" - $100,000 consists of re-acquisition costs related to the buy-back of a 40% interest in the Eskapa property for $50,000 cash and the issuance of 200,000 shares at a deemed price of $0.25 per share ($50,000).

FOLLOWING IS A SUMMARY OF THE COMPANY'S MINERAL EXPLORATION PROPERTIES, FOLLOWED BY NEWS RELEASES PROVIDING A REVIEW OF THE COMPANY'S ACTIVITIES:

MINERAL EXPLORATION PROPERTIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile. The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border. The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines. Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.

During 1997, SAMEX conducted reconnaissance IP surveys, sampling and mapping on the property. No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property. In 1999, SAMEX granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property. After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time. Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property as follows:

> U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest
> U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest
> U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

No exploration was conducted on the El Desierto property during 2001 and 2002. **Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement.** SAMEX continues to maintain a reduced portion of the El Desierto claims (approximately 3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements. The El Desierto Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - Chalice Drops El Desierto Option - See News Release No. 4-02 dated March 8, 2002 - EL DESIERTO PROPERTY, BOLIVIA
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the El Desierto Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the El Desierto Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the El Desierto Property

ESKAPA PROPERTY

SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,000 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana. The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile. The property is readily accessible from Uyuni, Bolivia or Calama, Chile. SAMEX explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes. SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs from 1995 to 2002 totaling $1,154,696.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks. The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone. The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times. Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people. In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings. An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's (?) just before the outbreak of the War of the Pacific; there is no indication of any production. The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to SAMEX for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone. The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America (i..e Yancocha, Pierina, Choquelimpie, El Indio-Tambo, Pascua, and Valerdero). At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults. The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters. Based on SAMEX sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb). Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver. The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

SAMEX exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines. The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit. The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit. The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results. Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection. However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing. DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury. However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals. This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals. Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone. The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting. The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width. No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, SAMEX granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003. Later, SAMEX and Chalice agreed to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002. Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property. However, in October 2002, SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement. SAMEX arranged to purchase-back this right to a 40% interest from Chalice by:

a)   paying Chalice CDN $50,000 cash ($25,000 on signing and $25,000 by October 3, 2003);

b)   issuing 200,000 shares of SAMEX Mining Corp. to Chalice (issued November 4, 2002);

c)   granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and SAMEX now holds a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided SAMEX with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization. Compilation of previous SAMEX exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys. These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone. However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present. The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected. Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets. A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver. The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone. The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth. The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones. This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth. Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth. This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition. The style and tenor of the gold-bearing copper-silver-antimony-bismuth sulfosalt-sulfide mineralization appears to be similar in character to the gold-bearing copper-silver veins described for El Indio (Jannas and others, 1999). Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning. The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization. Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones. The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended. The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing. The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4% antimony, and 2% to 4% bismuth. This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone. A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.

The Eskapa property covers approximately 3,000 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano. This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares. The dimensions of the concessions are six kilometers (east-west) by five kilometers (north-south).

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US $2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US $2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions. This patent payment of approximately US$6,000.00 annually is the only obligation that must be met to maintain ownership of the property for the foreseeable future.

The Eskapa Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002
- See News Release No. 4-02 dated March 8, 2002 - ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended, Eskapa Property Update
Second Quarter 2002 - for the period ending May 31, 2002
- Drafting comprehensive exploration summary report
Third Quarter 2002 - for the period ending August 31, 2002
- Drafting comprehensive exploration summary report

Fourth Quarter 2002 - for the period ending November 30, 2002
- See News Release No. 11-02 dated October 4, 2002 - SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia. The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana. Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization. Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum. During 1996 and 1997, the Company drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system. Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum. The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property. During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property. Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced the Company to re-evaluate the priority of exploration on the Santa Isabel properties. As a result, effective September 7, 1998, the Company abandoned its option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property. The Candelaria option agreement required the Company to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession. Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified. The Company wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998. In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of the Company's interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and the Company's subsidiary, Samex S.A. The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement"). Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property. If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow. The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a) an initial payment of US $6.00 per Hectare ($14,124.00), which has been paid;
b) during the first year, a payment of US $3.00 per Hectare ($7,062.00), which has been paid;
c) during the first year, an additional payment of US $1,000.00/ month to March 1996, which has been paid;
d) during the second year, an additional payment of US $2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e) a payment due March 1997 of US $100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US $1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US $500.00 per hectare on property which Samex S.A. should decide to exploit (up to US $901,500 if all 1,803 hectares are retained). **This payment, which was due April 11, 2000, has not been made** and, accordingly, the Company is now in default of its obligations under the Comibol agreement. Comibol has not

given notice of default or demanded payment and the Company is awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date. There is no assurance that the Company will obtain the extension sought on favourable terms or at all. If the Company does not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon the Company would be liable to forfeit its entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property. Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more. Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton). Some samples contain 0.23% to 0.50% antimony. Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status. The Company has not conducted any exploration on the Santa Isabel property since 1998. In addition to the $1,551,099 deferred exploration cost written off in relation to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided the Company is able to obtain an extension to its payment obligations under the Comibol Agreement on satisfactory terms, the Company intends to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property. The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2001 - No activity on the Santa Isabel Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Santa Isabel Property - Still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Santa Isabel Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Santa Isabel Property - Still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property. It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet). The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers). In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos. Electric power is available from the Planta Killpani about 30 kilometers northeast of the property. Water is available for mining purposes from small lakes on or near the property.

The Company has not conducted exploration on the property since 1997 and is seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project. Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions. The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins. By June 1997, the Company had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone. The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade						
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %	
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24	
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02	
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08	
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace	
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06	
Rica	67,000	10.174	-	-	-	-	-	

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade						
Huancarani	63,000	12.650	-	-	-	-	-	

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

Subsequent to the year ended November 30, 2001, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares. The property is held 100% by the Company's subsidiary, Bolivex S.A. The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US $500,000 (final payment completed in August 1998). Patricio Kyllmann, a director of SAMEX, is also the President and a shareholder of Minera Walter S.A.

The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US $500.00/ounce and 3% if the price of gold exceeds US $500.00. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Walter Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Walter Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Walter Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Walter Property

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.

SAMEX's exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district. The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina where the large Aguilar and Esperanza lead-zinc-silver ore bodies (Comsur-Rio Tinto) are located.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs. The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers. These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, SAMEX conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect. A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth. No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults. This will also help in prioritizing the targets in order of importance. SAMEX is eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies. The Wara Wara Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by SAMEX's subsidiary, Emibol S.A. The El Dorado concession (500 hectares) was acquired for US $500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. The Salvadora concession (46 hectares) was acquired from Careaga et al for US $9,000 pursuant to sale/transfer contract dated September 30, 1996. The balance of the property was acquired by staking. The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Wara Wara Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Wara Wara Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Wara Wara Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Wara Wara Property

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia. The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani. Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha. Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.). Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.). The relatively gentle nature of the prospect area is well-situated for development of a large mine. The surrounding area is more than adequate for necessary infrastructure for a large mining operation. Adequate water for a mining operation is available from nearby rivers and basins. High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property. The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony. Gold and antimony are stratabound in folded units of black shale and siltite. Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone. Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, the Company completed a 2,288 meter drill program on the Yaretani property. Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne. Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters. The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters. Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters. This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t). The Company has not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods. This program is subject to the availability of financing and/or an agreement with a joint venture partner. The Yaretani Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by SAMEX's subsidiary, Emibol S.A. The Company paid a total of US $79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property. Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US $50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995. The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600. The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $2.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Yaretani Property
Second Quarter 2002 - for the period ending May 31, 2002 - No activity on the Yaretani Property
Third Quarter 2002 - for the period ending August 31, 2002 - No activity on the Yaretani Property
Fourth Quarter 2002 - for the period ending November 30, 2002 - No activity on the Yaretani Property

NEWS RELEASES

Following are News Releases over the past year providing a review of the Company's activities.

FIRST QUARTER 2002 - FOR THE PERIOD ENDED FEBRUARY 28, 2002

News Release No. 1-02 dated January 11, 2002
SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX Mining Corp. has settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share (originally announced in News Release No. 23-01 dated November 14, 2001). An $89,540.00 portion of the settlement involved debt owed to certain directors of SAMEX. The 1,408,900 shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

News Release No. 2-02 dated February 6, 2002
CORPORATE UPDATE - GOLD IS PRECIOUS - The Canadian Venture Exchange requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>
> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps at www.samex.com).

News Release No. 3-02 dated February 11, 2002
PRIVATE PLACEMENT - Subject to regulatory acceptance, SAMEX has arranged an institutional private placement of 2,000,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant will entitle the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant or at a price of $0.25 per share if exercised during the second year. SAMEX has agreed to pay a finder's fee comprised of $12,000.00 cash and issuance of 80,000 share/warrant units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The share/warrant units to be issued pursuant to this private placement will be subject to a four month hold period.

SECOND QUARTER 2002 - FOR THE PERIOD ENDED MAY 31, 2002

News Release No. 4-02 dated March 8, 2002
PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX by August 31, 2002 whether it elects to participate in the proposed joint venture or convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA - Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

News Release No. 5-02 dated March 19, 2002
STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

News Release No. 6-02 dated April 12, 2002
ANNUAL GENERAL MEETING - The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

STOCK OPTIONS ACCEPTED - On March 19, 2002, SAMEX granted 1,480,000 incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007 (see News Release No. 5-02 dated March 19, 2002). The CDNX has accepted this grant of options for filing. 1,300,000 of the new options were granted to Directors/Officers of the Company.

News Release No. 7-02 dated April 17, 2002

GOLD ANTI-TRUST WEB SITE LAUNCHED IN CHINESE LANGUAGE - In continued support of the Gold Anti-Trust Action Committee, "GATA", (see www.GATA.org), SAMEX is pleased to sponsor the creation, translation and hosting of a Chinese language version of the GATA web site (www.GATAChinese.org). SAMEX has been an outspoken supporter of GATA, a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions. GATA has received much support through the efforts of US Congressman Ron Paul of Texas, who has introduced legislation ("Monetary Freedom and Accountability Act") which is designed to curb the potential manipulation of worldwide gold prices.

Management is convinced that the research that GATA has assembled over the past three years may be of significant interest internationally. The new web site will enable Chinese investors to read and evaluate pertinent GATA information in their native language, thereby broadening the understanding of these important issues to a large segment of the global population.

NAI Interactive LTD., a subsidiary of ChineseWorldNet.com ("CWN") has constructed, and will maintain the GATA/Chinese web site. CWN hosts a leading Chinese financial web-portal in North America with over 30,000 members. With operations in Toronto, Vancouver, Hong Kong, Shanghai and Beijing, CWN aims to link the Chinese financial community worldwide. Through email disseminations, Internet banner links and coverage in CWN's Chinese language bi-weekly newspaper, the GATA/Chinese web site will receive substantial worldwide coverage through a variety of media, over the weeks and months ahead. Pertinent GATA updates and news releases will also be translated and disseminated, through the above mentioned channels.

The GATA group has tirelessly researched and published much evidence supporting management's conviction that something has been amiss in the "free-markets". GATA's contentions have important implications for investors within the exploration and mining sector. We are grateful for their efforts and consider the GATA/Chinese initiative an appropriate way to support them with the dissemination of this information in another language.

News Release No. 8-02 dated May 8, 2002

GENERATIVE EXPLORATION EFFORTS - In addition to the ongoing efforts in Bolivia, SAMEX is currently evaluating a prioritized list of gold-silver-copper prospects within the recognized major mineral belts of Chile and Argentina. This effort will continue to emphasize the Company's criteria of identifying and acquiring world class exploration targets, where a dominant to 100% interest can be prudently secured and evaluated. SAMEX management perceives that a bull market is developing within the precious metal sector and an aggressive approach to its exploration activities is again warranted and supported. To maximize shareholder value SAMEX maintains a disciplined approach to mineral exploration, demanding that specific targets (mineralized plumbing systems) demonstrate strong potential for the discovery of "significant economic mineralization". Other factors that are also considered in each case include; title security, environmental issues, access to water, power, transportation and markets, etc.

ARGENTINA GOLD-SILVER PROSPECT TO BE EVALUATED - SAMEX has signed a letter agreement concerning a 1,500 hectare gold-silver prospect located in the Santa Cruz province of southern Argentina. The property is situated 40 kilometers northwest of the Cerro Vanguardia mine, one of Argentina's largest epithermal gold-silver mines. Previous exploration

activity on the property, including geologic mapping, sampling, trenching and shallow diamond drilling, has outlined a gold-silver-bearing epithermal vein system exposed at surface over a strike length of 3,350 meters with a width of up to 18 meters.

The Company has made an initial payment of US $3,000 which gives it the right to conduct a due diligence property visit and related investigations. If quality exploration targets can be outlined that demonstrate strong potential for high-grade large tonnage precious metal ore bodies, the Company will enter into a formal option-to-purchase agreement by July 15th, 2002.

Under the terms of the option, SAMEX would have the right to purchase 100% interest in the property (subject to a 2% Net Smelter Royalty, which can be purchased for US $2,000,000) in consideration for payments totaling US $203,000 by October 15, 2006 and the issuance of 200,000 shares of SAMEX.

THIRD QUARTER 2002 - FOR THE PERIOD ENDED AUGUST 31, 2002

News Release No. 9-02 dated July 15, 2002
GENERATIVE EXPLORATION UPDATE
GOLD, SILVER PROSPECTS EVALUATED, CHILE - Since May, SAMEX has been visiting and evaluating numerous gold, silver prospects in Chile. Of more than a dozen prospective areas reviewed thus far, four have been identified for possible option, acquisition, or staking. Property title due diligence and option/purchase discussions have begun. SAMEX has also established a legal presence in Chile and formed strategic relationships with key consultants who have added to, and enhanced the opportunities available to the Company. Updates will be reported as appropriate.

SAMEX is one of the few exploration companies currently conducting generative activities in a number of these historically prospective mineral belts. The Company is pleased with the quality of opportunities identified thus far, from both a geologic and a relational/operations aspect. Management appreciates the shareholders patience as it attempts to maximize the exploration/acquisition head-start it has initiated in what is believed to be a renewed bull market in precious metals.

OPTION DROPPED ON ARGENTINA GOLD-SILVER PROSPECT - In May 2002, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina (see News Release No.8-02 dated May 8, 2002). An initial payment of US$3,000 gave SAMEX the opportunity to conduct due diligence and a property visit in Argentina. After visiting and evaluating the property, it was determined that the prospect did not meet the Company's exploration criteria. SAMEX has decided not to proceed with the option and has terminated the agreement effective July 12, 2002.

FOURTH QUARTER 2002 - FOR THE PERIOD ENDED NOVEMBER 30, 2002

News Release No. 10-02 dated September 12, 2002
STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted. 175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile. 100,000 of the options were granted to a director/officer of the Company.

News Release No. 11-02 dated October 4, 2002

SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA - SAMEX has negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement. Over the last several years, Chalice completed option payments to SAMEX totaling US $461,137 and earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the Eskapa property. SAMEX has arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice CDN $50,000 cash ($25,000 on signing and $25,000 by October 3, 2003) and;

b) issuing 200,000 shares of SAMEX Mining Corp. to Chalice (subject to regulatory acceptance), and;

c) granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option Agreement with Chalice will terminate. SAMEX will hold a 99% interest in any mining operations which may be established on the property, subject to Chalice's US $2,000,000 cash royalty. SAMEX is looking forward to advancing the exploration at the Eskapa precious metal prospect.

News Release No. 12-02 dated November 12, 2002

SHARES ISSUED FOR BUY-BACK OF INTEREST IN ESKAPA PROPERTY - SAMEX has completed the buy-back of a 40% interest in the Eskapa Property, originally detailed in News Release No. 11-02 dated October 4, 2002. SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights to a 40% interest that had been earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement. SAMEX has issued 200,000 shares to Chalice as part of the consideration required in the Buy-Back Agreement. The 200,000 shares (at a deemed price of $0.25 per share) were issued November 4, 2002 and are subject to a hold period until November 5, 2003.

STOCK OPTION GRANTED - Subject to regulatory acceptance, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007. The option was granted to a consultant related to SAMEX's ongoing exploration and acquisition activities in the country of Chile.

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2002

News Release No. 1-03 dated January 29, 2003

PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS – CHILE - SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003). Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences.



Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property. The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property. Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

News Release No. 2-03 dated March 7, 2003

SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS – CHILE - SAMEX has made the final payment required to complete the purchase of approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile (see details of purchase agreement previously described in News Release No. 1-03 dated January 29, 2003). SAMEX purchased the concessions for US$50,000 cash (US$10,000 on execution of the agreement, and a final payment of US$40,000 which has now been paid).

The concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences which SAMEX has dubbed, the "El Zorro" district. SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

This report includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX

SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3 CANADA

TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com



SAMEX

CORPORATE DIRECTORY

Corporate Office
SAMEX Mining Corp.
301 - 32920 Ventura Ave.
Abbotsford, BC
V2S 6J3
Canada
Tel: (604) 870-9920
Fax: (604) 870-9930
Toll Free: 800-828-1488

Directors & Officers
Jeffrey P. Dahl
President & Director

Peter J. Dahl
Chairman & Director

Robert (Rob) E. Kell
Vice President - Exploration
 & Director

Patricio G. Kyllmann
Director

Allen D. Leschert
Legal Counsel & Director

Larry D. McLean
Vice President - Operations
& Director

Brenda L. McLean
Corporate Secretary

Investor Contact
Jeffrey Dahl
Tel: (604) 870-9920
Fax: (604) 870-9930
Toll Free: 800-828-1488
Email: samex@telus.net

Corporate Web Site
 www.samex.com

Listings
Canadian Venture Exchange
Trading Symbol - **SXG**

NASD OTC Bulletin Board
Trading Symbol - **SMXMF**

U.S. Registration
Form 20F #0-13391

Subsidiaries
South American Mining
& Exploration Corp.
SAMEX International Ltd.
SAMEX S.A.
BOLIVEX S.A.
EMIBOL S.A.
Minera Samex Chile S.A.

South American Office
Bloque H-2, San Miguel
La Paz - Bolivia

Transfer Agent
Computershare Trust
Company of Canada
#401 - 510 Burrard Street
Vancouver, BC
V6C 3B9

Registered Office
Suite 500
999 West Hastings Street
Vancouver, BC
V6C 2W2

Auditors
Steele & Co.
808 - 808 West Hastings
St.
Vancouver, BC
V6C 1C8

BDO ECA Aparicio
Asociados
La Paz - Bolivia

Solicitors
Leschert & Company
Suite 500
999 West Hastings Street
Vancouver, BC
V6C 2W2

Bankers
Bank of Montreal
Vancouver, BC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant)

By: *"Larry D. McLean"*

Larry D. McLean, Vice President Operations

Dated: April 17, 2003